Exhibit 21

List of Subsidiaries	State or Jurisdiction of Incorporation

American Italian Pasta Company	Delaware

AIPC Wisconsin, Limited Partnership	Wisconsin

AIPC Sales Co.	Missouri

IAPC UK Limited	United Kingdom

IAPC Holding UK Limited	United Kingdom

Pasta Lensi, s.r.l.	Italy

IAPC Holding BV	Netherlands

IAPC CV	Netherlands

AIPC Finance, Inc.	Delaware

AIPC South Carolina, Inc.	South Carolina

AIPC Missouri, LLC	Missouri

AIPC Arizona, LLC	Arizona

IAPC Italia Leasing, s.r.l.	Italy